

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 24, 2008

<u>via U.S. mail and facsimile</u>

Mr. Nicholas Meadmore
Chief Financial Officer
CalciTech Ltd.
10 route de l'aeroport
1215 Geneva, Switzerland

> **RE:** **Form 20-F for the fiscal year ended December 31, 2007**
> **File No. 0-20420**

Dear Mr. Meadmore:

We issued comments to you on the above captioned filing on July 21, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by October 8, 2008 addressing these outstanding comments.

If you do not respond to the outstanding comments or contact us by October 8, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424 if you have any questions.

Sincerely,

Rufus Decker
Accounting Branch Chief